[Letterhead of Debevoise & Plimpton

Debevoise & Plimpton LLP

919 Third Avenue

New York, New York 10022]

September 19, 2014

BY EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20002

Tribune Media Company

Registration Statement on Form 10

Ladies and Gentlemen:

On behalf of Tribune Media Company (the “Company”), we are transmitting for filing in electronic format under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations thereunder, a Registration Statement on Form 10 (the “Registration Statement”) relating to the proposed listing of the Company’s Class A common stock, par value $0.001 per share.

As disclosed in the Registration Statement, the Company completed the spin-off of the assets and certain liabilities of the businesses related to the Company’s principal publishing operations (the “Publishing Business”) on August 4, 2014 (the “Spin-off”), which date was following the completion of the Company’s second quarter of fiscal year 2014. The pro forma consolidated financial statements presented in Item 2 of the Registration Statement do not reflect the impact of the Spin-off for any period other than the fiscal year ended December 28, 2013, as such information would either not be required or will be satisfied in a subsequent amendment to the Registration Statement as the Publishing Business will be presented as a discontinued operation in the Company’s historical consolidated annual and interim financial statements beginning with the Company’s third quarter of fiscal year 2014 ending September 28, 2014.

Please telephone the undersigned at (212) 909-6983, or Peter J. Loughran at (212) 909-6375, if we may be of any assistance in answering questions which may arise in connection with the Registration Statement.

Respectfully yours,

/s/ Morgan J. Hayes